Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

March 20, 2023

The following changes were made in this Amendment:

New Supplemental Exhibit to Item 14

The Amendment clarifies the organizational ownership structure of the respective parent companies of Bank of America, NA.

Changes to 7R Filing

Updated 7R to reflect a recent disclosure for BANA (on page 84).

Changes to Schedule B, Section II Item 13B

BLOOMBERG TRADEBOOK INDIA PRIVATE LIMITED – Added to Execute or Trade section

CUREX FX, LLC – Added to Execute or Trade section

FX CONNECT – Added to Execute or Trade section

CUREX GROUP – Removed from Execute or Trade section

SINGAPORE EXCHANGE LIMITED – Removed from Execute or Trade section

STATE STREET BANK AND TRUST COMPANY – Updated from STATE STREET CORPORATION in Custody, Clear, or Settle section